Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

VIA EDGAR

February 20, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeff Kauten, Staff Attorney

Re:	Verizon Communications Inc.

Registration Statement on Form S-4, as amended (File No. 333-283664)

Request for Acceleration

Dear Mr. Kauten:

Reference is made to that certain request for acceleration of the above-referenced Registration Statement filed as correspondence via EDGAR by Verizon Communications Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on February 19, 2025 (the “Acceleration Request”).

The Registrant is no longer requesting that such Registration Statement be declared effective at 9:00 a.m. (Eastern Time) on February 24, 2025.

The Registrant hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the Registration Statement effective until such time as the Registrant shall submit a new request to accelerate the Registration Statement pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

Very truly yours,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Karrie E. Schweikert

Verizon